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EXHIBIT J-8

                      DESCRIPTION OF NONUTILITY BUSINESSES

New subparagraph h. as added to Paragraph B.2 by Post-effective Amendment No. 1 is revised to read as follows:

                  h. AEE owns a 2.6% limited partnership interest in Tech Leaders II, a Delaware limited partnership that invests in energy and technology companies. Subject to certain conditions, Rule 58(b)(1)(ii) exempts the acquisition of the securities of a company that derives substantially all of its revenues from "[t]he development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations." See also Allegheny Power System, Inc. Holding Co. Act Release No. 26085 (July 14, 1994) (investments in technologies related to power conservation and storage, conservation and load management, environmental and waste treatment, and power-related electronic systems and components). Tech Leaders II is an "energy-related company" as defined in Rule 58.

The two subparagraphs added to Paragraph B.2.a by Post-effective Amendment No. 1 are amended to read as follows:

                  i. ATE owns 160 shares of common stock, or less that 1% of the outstanding shares of Black Light Power, Inc., a development stage company that is engaged in hydrogen conversion based energy production. Black Light Power, Inc. will be an "energy-related" company as defined in Rule 58.1

                  ii. ATE owns 1,875,000 shares of Class D Preferred Stock, representing 12.5% of all outstanding issues of preferred stock, convertible under certain terms and conditions into 10.2% of the outstanding common stock of EMAX Solutions Partners, Inc., a Delaware corporation that develops environmental compliance software. EMAX Solutions Partners, Inc. is an "energy-related" company as defined in Rule 58.2.

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1.       Subject to certain limitations, Rule 58(b)(1)(vi) exempts the acquisition of the securities of a company that derives substantially all of its revenues from, among other things, alternative fuels.

2. Subject to certain limitations, Rule 58(b)(1)(vii) exempts the acquisition of the securities of a company that derives substantially all of its revenues from the sale of technical, operational, management and other similar kinds of expertise developed in the course of utility operations in such areas as environmental licensing, testing and remediation.




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New subparagraph vii that was added to Paragraph B.2.b by Post-effective
Amendment No. 1 is amended to read as follows:

                  vii. AGI owns a 4.9% limited partnership interest in Energy Investors Fund III, L.P. (Project Finance Fund), a Delaware limited partnership that invests in independent power production facilities. Energy Investors Fund III, L.P. is an energy-related company as defined in Rule 58.3.


Paragraph 2.d is amended to include the following:

         CCI owns 58,161 unregistered shares, or approximately 1% of the outstanding shares, of D&E Communications, Inc., a Pennsylvania corporation and publicly-held telecommunications company that holds a broadband PCS license. D&E is an exempt telecommunications company as defined in Section 34 of the Act.





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3. Subject to certain limitations, Rule 58(b)(1)(viii) exempts the acquisition of the securities of a company that derives substantially all of its revenues from the development, ownership or operation of "qualifying facilities" as defined under the Public Utility Regulatory Policies Act of 1978.